UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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SUMMARY OF RESOLUTIONS OF THE

184th MEETING OF THE BOARD OF DIRECTORS

CPFL Energia S.A. informs its shareholders and the market in general, that at the 184th Meeting of the Board of Directors held on September 12, 2011 the following items were examined, discussed and approved:

       (i)           Amendment of the Company's Bylaws to: (i.1)  adapt it to changes in the Listing Rules of the BM&FBovespa's Novo Mercado, in force since May 10, 2011; (i.2)  extinguish the positions of Chief Power Distribution Executive Officer, Chief Power Generation Executive Officer and Chief Power Management Executive Officer, creating the positions of Chief Operations Executive Officer and Chief Institutional Executive Officer and redefining the powers of the CEO and the Vice Presidents, pursuant to the organizational restructuring being undertaken by CPFL Energia, as approved by the Board of Directors at its 177th meeting held on May 25, 2011, and (i.3)  make adjustments in its texts and renumber of articles;

     (ii)          Consolidation of the Bylaws, in accordance with the amendments proposed in item (i) above;

   (iii)          Adjustment of CPFL Energia's remuneration values established by the General Shareholders Meeting held on April 28, 2011 for the period of May 2011 to April 2012, for redistribution of the compensation amounts to the Executive Officers of CPFL Energia and its subsidiaries, with the remuneration values referring to members of the Board of Directors remaining unchanged, and furthermore registering there shall be no additions to the overall total amount of remuneration of the statutory officers and functional officers as foreseen in CPFL Energia's consolidated budget;

    (iv)        Notice of the convoking of an Extraordinary Shareholders Meeting of the Company to approve items (i) through (iii) above; and

      (v)        Granting of a surety by CPFL Energia for the funding to be obtained by CPFL Paulista and RGE, through Law No. 4131.

São Paulo, September 12, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 13, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.